Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

September 12, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	Alto Palermo S.A.: Form 20-F Filed on October 31, 2013, File No. 000-30982; Alto Palermo S.A (APSA) Form 20-F Filed on October 26, 2012 File No. 000-30982

Dear Ms. Monick:

On behalf of our client, Alto Palermo S.A. (APSA) (the “Company”) we are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) dated August 22, 2014 (the “Comment Letter”).
We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments contained in the Comment Letter. The responses and information described below are based upon information provided to us by the Company.

Form 6-K/A filed December 18, 2012
Exhibit 1 – Notes to the Unaudited Consolidated Financial Statements
1 Summary of significant accounting policies
1.26 Revenue Recognition, page 99
Development property activities, page 102

1)
We note your response to our prior comment 3 in our letter dated August 29, 2013. We are unable to agree with your conclusion that the in-kind receivable represents inventory under IAS 2. Please revise future filings to account for this receivable as an intangible asset.

The Company acknowledges the Staff comment, and agrees to account its in-kind receivables as intangible assets for future filings.

Form 20-F for the fiscal year ended June 30, 2013
Financial Statements
Notes to Consolidated Financial Statements, page F-9
16. Financial instruments by category, page F-123

2)
Your response to our prior comment 5 clearly indicates that there was insufficient activity at June 30, 2012. Please clarify how you determined that TGLT shares were traded “normally” and with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011.

The Company wishes to clarify the Staff that it made an inadvertent error in the first paragraph of the comment No. 5 to the previous response letter dated July 30, 2014. The original paragraph stated that TGLT shares began trading publicly on November 5, 2010 and since then traded normally with sufficient frequency and volume until the filing of the Company’s consolidated financial statements for the year ended June 30, 2012, i.e. October 26, 2012. Such paragraph should have stated that TGLT shares traded with sufficient frequency and in sufficient quantity until the issuance date of the Company’s consolidated financial statements as of June 30, 2011, on December 13, 2011.

As indicated in our previous response, the period of trading inactivity for the TGLT shares was between March 2012 and October 2012.

TGLT shares resumed trading on the Buenos Aires Stock Exchange in December 2012, and since then traded with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis.

For the periods between November 2010 through February 2012, and December 2012 through October 2013, the Company determined that TGLT shares were traded “normally” with sufficient frequency and in a sufficient quantity for price information to be available as of the measurement dates of June 30, 2011 and June 30, 2013, respectively, based on the following factors:

•	Quoted prices were publicly available and developed using current information;
•	Quoted prices were published on a daily basis on the Buenos Aires Stock Exchange Daily Bulletin (Boletín Diario de la Bolsa de Comercio de Buenos Aires);
•	Price quotations did not vary substantially between different brokers;
•	The trading volume was considered reasonable based on the characteristics of the local market, the free floating, the type securities, and the information of TGLT currently available in the market.

Based on the above-mentioned factors, the Company determined that Level 1 classification for the fair value of the TGLT shares was appropriate for both periods, June 30, 2011 and June 30, 2013.

*     *     *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                     Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco